Filed Pursuant to Rule 433

Registration No. 333-227483

Issuer Free Writing Prospectus dated September 5, 2019

Relating to Preliminary Prospectus Supplement dated September 5, 2019

Newmont Goldcorp Corporation

2.800% Senior Notes due 2029

Final Term Sheet

September 5, 2019

Issuer:	Newmont Goldcorp Corporation

Guarantor:	Newmont USA Limited

Size:	$700,000,000

Maturity:	October 1, 2029

Coupon (Interest Rate):	2.800% per annum from September 16, 2019

Yield to Maturity:	2.895%

Spread to Benchmark Treasury:	+133 basis points

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price and Yield:	100-17+ and 1.565%

Interest Payment Dates:	April 1 and October 1, beginning April 1, 2020

Redemption Provision:	Make-Whole Call: US Treasury +20 basis points (at any time prior to July 1, 2029) Par Call: At any time on or after July 1, 2029

Price to Public:	99.176%

Settlement Date:

September 16, 2019

It is expected that delivery of the notes will be made against payment therefor on or about September 16, 2019, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before delivery hereunder should consult their own advisors.

CUSIP:	651639 AX4

ISIN:	US651639AX42

Ratings:*	Moody’s: Baa2 (stable) S&P: BBB (positive)

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Bookrunners:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Senior Co-Managers:

ABN AMRO Securities (USA) LLC
Mizuho Securities (USA) LLC
MUFG Securities Americas Inc.
National Bank of Canada Financial Inc.
Santander Investment Securities Inc.
SMBC Nikko Securities America, Inc.
US Bancorp Investments Inc.

Use of Proceeds:

The company intends to use the net proceeds of this offering for repayment of the Company’s outstanding 5.125% senior notes due October 1, 2019 and any remaining portion for general corporate purposes.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.